Exhibit 99.41

URANIUM ROYALTY CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2019

URANIUM ROYALTY CORP.

Notice to Reader

The accompanying unaudited condensed interim consolidated financial statements of Uranium Royalty Corp. (the “Company”) have been prepared by the Company’s management and have not been reviewed by the Company’s independent auditors. These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended April 30, 2019.

Uranium Royalty Corp.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited, expressed in Canadian dollars unless otherwise stated)

	Notes	As at October 31, 2019 ($)	As at April 30, 2019 ($)
Assets
Current Assets
Cash		460,687	2,230,690
Short-term investments	3	24,109,185	28,508,793
Promissory note	4	2,632,546	-
Prepaids and other receivables		58,368	163,871
		27,260,786	30,903,354

Non-current Assets
Deposit for conditional purchase of royalties	5	-	669,400
Royalties and royalty options	5	15,983,794	13,038,270
		15,983,794	13,707,670

		43,244,580	44,611,024

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	11	939,113	543,545
Other payable	6	658,200	669,400
Loan payable	7	12,701,681	13,742,443
		14,298,994	14,955,388

Equity
Issued Capital	8	34,857,990	30,052,484
Warrant Reserves	8	2,600,001	2,024,255
Accumulated deficit		(5,856,416)	(4,141,626)
Accumulated other comprehensive income (loss)		(2,655,989)	1,720,523
		28,945,586	29,655,636
		43,244,580	44,611,024

Commitments (Note 13)

Subsequent events (Note 14)

Approved by the Board of Directors:

/s/ “Amir Adnani”
Amir Adnani
Director

/s/ “Lady Barbara Judge CBE”
Lady Barbara Judge CBE
Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

1

Uranium Royalty Corp.

Condensed Interim Consolidated Statements of Income (Loss) and Other Comprehensive Income (Loss)

(Unaudited, expressed in Canadian dollars unless otherwise stated)

		For the three months ended October 31,		For the six months ended October 31,
	Notes	2019 ($)	2018 ($)	2019 ($)	2018 ($)
Expenses
Consulting fees		49,825	32,046	73,825	64,046
General and administrative		93,247	46,417	143,575	79,284
Management and chair fees	11	111,431	52,500	321,602	91,875
Professional fees		367,484	116,162	422,764	116,162
Project expenditures		33,560	-	101,941	-
Operating loss		(655,547)	(247,125)	(1,063,707)	(351,367)

Other items
Interest expense	6,7	(513,892)	(1,520,233)	(1,002,218)	(2,006,629)
Interest income	4	32,892	-	32,892	-
Gain on modification of loan payable	7	-	-	346,676	-
Unrealized gain on short-term investments	3	-	-	-	1,122,995
Net foreign exchange gain (loss)		23,744	(252,524)	221,925	45,241
Loss before taxes		(1,112,803)	(2,019,882)	(1,464,432)	(1,189,760)
Deferred income tax recovery (expense)		-	441,644	(250,358)	497,925
Net Loss for the period		(1,112,803)	(1,578,238)	(1,714,790)	(691,835)

Other comprehensive income
Items that will not subsequently be re-classified to net income:
Unrealized gain (loss) on revaluation of short-term investments	3	(1,732,750)	2,159,441	(4,399,608)	3,688,334
Deferred tax recovery (expense) on short-term investments	3	-	(291,524)	250,358	(497,925)
Item that may subsequently be re-classified to net income:
Foreign currency translation differences		(47,731)	-	(227,262)	-
Total other comprehensive income (loss) for the period		(1,780,481)	1,867,917	(4,376,512)	3,190,409

Total comprehensive income (loss) for the period		(2,893,284)	289,679	(6,091,302)	2,498,574

Net loss per share, basic and diluted		(0.03)	(0.06)	(0.04)	(0.03)

Weighted average number of shares, outstanding, basic and diluted		43,004,903	27,881,922	42,387,932	21,452,087

The accompanying notes are an integral part of these condensed interim consolidated financial statements

2

Uranium Royalty Corp.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited, expressed in Canadian dollars unless otherwise stated)

	Notes	Number of Common Shares	Issued Capital	Warrant Reserves	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
			($)	($)	($)	($)	($)
Balance at April 30, 2018		13,820,001	2,400,088	-	(322,059)	-	2,078,029
Private placement containing:
Cash	8	15,024,938	15,024,938	-	-	-	15,024,938
Share issuance costs	8	-	(122,542)	-	-	-	(122,542)
Cancellation of common share issued upon incorporation	8	(1)	-	-	-	-	-
Net loss for the period		-	-	-	(691,835)	-	(691,835)
Total other comprehensive income		-	-	-	-	3,190,409	3,190,409
Balance at October 31, 2018		28,844,938	17,302,484	-	(1,013,894)	3,190,409	19,478,999
Private placement of special warrants	8	-	-	2,024,255	-	-	2,024,255
Common shares issued to acquire royalties and royalty options	5	12,750,000	12,750,000	-	-	-	12,750,000
Net loss for the period		-	-	-	(3,127,732)	-	(3,127,732)
Total other comprehensive loss		-	-	-	-	(1,469,886)	(1,469,886)
Balance at April 30, 2019		41,594,938	30,052,484	2,024,255	(4,141,626)	1,720,523	29,655,636
Common shares issued upon exercise of special warrants	8	3,203,670	4,805,506	(4,805,506)	-	-	-
Private placement of special warrants	8	-	-	3,350,001	-	-	3,350,001
Special warrants issued to acquire royalties	5	-	-	2,031,251	-	-	2,031,251
Net loss for the period		-	-	-	(1,714,790)	-	(1,714,790)
Total other comprehensive loss		-	-	-	-	(4,376,512)	(4,376,512)
Balance at October 31, 2019		44,798,608	34,857,990	2,600,001	(5,856,416)	(2,655,989)	28,945,586

The accompanying notes are an integral part of these condensed interim consolidated financial statements

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Uranium Royalty Corp.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited, expressed in Canadian dollars unless otherwise stated)

	For the six months ended October 31,
	2019	2018
	($)	($)
Operating activities
Net loss before tax for the period	(1,464,432)	(1,189,760)
Items not involving cash
Interest expense	1,002,218	2,006,629
Interest income	(32,892)	-
Gain on modification of loan payable	(346,676)	-
Unrealized gain on short-term investments	-	(1,122,995)
Net unrealized foreign exchange gain	(232,097)	(56,372)
Net changes in non-cash working capital items:
Prepaids and other receivables	80,728	(79,210)
Accounts payable and accrued liabilities	343,084	194,377
Cash used in operating activities	(650,067)	(247,331)

Investing activities
Investment in royalties and royalty options	(382,903)	-
Acquisition of promissory note	(2,662,200)	-
Interest received	32,998	-
Investment in short-term investments	-	(25,531,291)
Cash used in investing activities	(3,012,105)	(25,531,291)

Financing activities
Net proceeds from other payable	-	22,243,520
Transaction costs on modification of loan payable	(194,887)	-
Repayment of other payable	-	(10,121,815)
Repayment of loan payable	(734,767)	-
Proceeds from private placement, net of issuance costs	3,350,001	14,902,396
Interest paid	(528,178)	(1,170,633)
Cash generated from financing activities	1,892,169	25,853,468

Net increase (decrease) in cash	(1,770,003)	74,846
Cash
Beginning of period	2,230,690	2,053,444
End of period	460,687	2,128,290

The accompanying notes are an integral part of these condensed interim consolidated financial statements

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Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

1. Corporate Information

Uranium Royalty Corp. (“URC” or “the Company”) is a company incorporated in Canada on April 21, 2017 and domiciled in Canada. URC is principally engaged in acquiring and assembling a portfolio of royalties and investing in companies with direct exposure to uranium. The registered office of the Company is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada. The principal address of the Company is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada.

On December 6, 2019, the Company completed its initial public offering (the “IPO”) and its common shares and common share purchase warrants were listed on the TSX Venture Exchange (the “TSX-V”) under the symbols “URC” and “URC.WT”, respectively (Note 14.4).

2. Basis of Preparation and Significant Accounting Policies

2.1 Statement of compliance

The Company’s condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee, applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended April 30, 2019.

These condensed interim consolidated financial statements were authorized for issue by the Company’s board of directors on December 30, 2019.

2.2 Basis of presentation

The Company’s condensed interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company’s condensed interim consolidated financial statements are presented in Canadian dollars (“$” or “dollars”), which is the Company’s reporting currency and functional currency. All values are rounded to the nearest dollar except where otherwise indicated.

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s annual consolidated financial statements for the year ended April 30, 2019 with the exception of the accounting policy described in Note 2.4. The Company’s interim results are not necessarily indicative of its results for a full year.

2.3 Basis of consolidation

The condensed interim consolidated financial statements include the financial statements of Uranium Royalty Corp. and Uranium Royalty (USA) Corp., a wholly owned subsidiary of the Company. Subsidiaries are consolidated from the date the Company obtains control, and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

All inter-company transactions, balances, income and expenses are eliminated through the consolidation process.

The accounts of Uranium Royalty (USA) Corp. are prepared for the same reporting period as the parent company, using consistent accounting policies. The functional currency of Uranium Royalty (USA) Corp. is the United States dollar. Foreign operations are translated into Canadian dollar using period end exchange rate as to assets and liabilities and average exchange rate as to income and expenses. All resulting exchange differences are recognized in other comprehensive income.

5

Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

2. Basis of Preparation and Significant Accounting Policies (continued)

2.4 New significant accounting policies

Leases

Effective May 1, 2019, the Company adopted IFRS 16 Leases (“IFRS 16”), which the IASB issued in January 2016. The IASB issued IFRS 16 which replaces IAS 17 Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low-value assets. Lessor accounting remains similar to current accounting practice. The Company has elected not to recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are recognized as expenses on a straight-line basis over the lease term. The adoption of IFRS 16 had no impact on the Company’s condensed interim consolidated financial statements as all leases are considered to be short-term leases. There were no leases outstanding on the date of transition.

3. Short-term Investments

	As at October 31, 2019	As at April 30, 2019
	($)	($)

Investment in ordinary shares of Yellow Cake PLC
Fair value, at the beginning of the period	28,508,793	-
Additions	-	25,531,291
Fair value adjustment at initial recognition	-	1,122,995
Fair value adjustment due to foreign exchange rate change	(670,582)	123,487
Fair value adjustment due to share price change	(3,729,026)	1,731,020
Fair value, at the end of the period	24,109,185	28,508,793

On June 7, 2018, as amended on June 28, 2018, the Company made a strategic investment in Yellow Cake PLC (“Yellow Cake”), of which Yellow Cake granted the Company an option to acquire at market between US$2.5 million and US$10 million of triuranium octoxide (“U308”) per year between January 1, 2019 and January 1, 2028, up to a maximum aggregate amount of US$31.25 million worth of U308. Yellow Cake has also agreed to inform the Company of any opportunities for royalties, streams or similar interests identified by Yellow Cake with respect to uranium and the Company has an irrevocable option to elect to acquire up to 50% of any such opportunity alongside Yellow Cake, in which case the parties shall work together in good faith to pursue any such opportunities jointly. Further, the Company has agreed to inform Yellow Cake of potential opportunities that it identifies in relation to the purchase and taking delivery of physical U308 by the Company. Furthermore, the Company and Yellow Cake have agreed to, so far as it is commercially reasonable to do so, cooperate to identify potential opportunities to work together on other uranium related joint participation endeavors.

In addition, the Company subscribed for 7,600,000 ordinary shares of Yellow Cake for $26.4 million (US$20 million). The Company was entitled to a commitment fee of approximately $1 million (US$0.75 million). The investment amount, net of the commitment fee, paid by the Company to Yellow Cake was $25.4 million (US$19.25 million). The subscription of Yellow Cake’s ordinary shares was conditional upon, among other things, the admission of Yellow Cake’s ordinary shares to trading on Alternative Investment Market (“AIM”) of the London Stock Exchange (“Admission”). The offering price of Yellow Cake’s ordinary shares was $3.47 (GBP 2) per share (the “Offering Price”). On July 5, 2018, Yellow Cake’s ordinary shares started trading on AIM.

6

Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

3. Short-term Investments (continued)

On initial recognition, the Company recognized an unrealized gain in the profit and loss of approximately $1 million, being the difference between the fair value of Yellow Cake’s ordinary shares based on the Offering Price of approximately $26.4 million, and the Company’s net investment amount of $25.4 million. The Company capitalized transaction costs of $0.1 million on initial recognition of the short-term investments.

During the three and six months ended October 31, 2019, the Company recognized a change in fair value of Yellow Cake’s ordinary shares in an aggregate amount of $1,732,750 and $4,399,608 (2019: $2,159,441 and $3,688,334) and deferred income tax recovery of $Nil and $250,358 (2019: deferred income tax expense of $291,524 and $497,925) in other comprehensive income, respectively.

The ordinary shares of Yellow Cake are pledged as a security for the margin loan which had been fully paid off by the Company subsequent to October 31, 2019 (Note 7).

4. Promissory Note

On August 30, 2019, upon completion of the asset purchase agreement with Westwater Resources Inc. (“Westwater”), the Company acquired a convertible promissory note (the “Laramide Promissory Note”) issued by Laramide Resources Ltd. (“Laramide”) from Westwater and its subsidiaries (Note 5). The Laramide Promissory Note has a principal amount outstanding of $2.7 million (US$2 million) due on January 5, 2020. Interest thereunder is payable on a quarterly basis at a rate of 5% per annum, which may increase to 10% upon Laramide’s decision regarding commercial production at the Church Rock project. The terms of the Laramide Promissory Note provide Laramide the option to satisfy up to 50% of the principal amount by issuing the holder common shares of Laramide at a price equal to the 20-day volume-weighted-average price of such shares on the Toronto Stock Exchange. The fair value of the Laramide Promissory Note was determined using the present value of future cash flows discounted at a rate of 9.0%.

The following outlines the movement of the Laramide Promissory Note during the three and six months ended October 31, 2019 and the year ended April 30, 2019:

	US$	$

Balance, as at April 30, 2018 and 2019	-	-
Initial balance	2,000,000	2,662,200
Interest income	24,807	32,892
Interest received	(25,000)	(32,998)
Foreign currency translation	-	(29,548)
Balance, as at October 31, 2019	1,999,807	2,632,546

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Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

5. Royalties and Royalty Options

	Royalties	Royalty Options	Total
	($)	($)	($)
Balance, as at April 30, 2018 and October 31, 2018	-	125,000	125,000
Additions	12,038,755	760,138	12,798,893
Foreign currency translation	114,377	-	114,377
Balance, as at April 30, 2019	12,153,132	885,138	13,038,270
Additions	3,921,138	(760,138)	3,161,000
Foreign currency translation	(215,476)	-	(215,476)
Balance, as at October 31, 2019	15,858,794	125,000	15,983,794

	October 31,	April 30,
	2019	2019
	($)	($)
Diabase project	125,000	125,000
Langer Heinrich project	2,822,270	760,138
Anderson project	7,528,367	7,656,473
Slick Rock project	2,987,448	3,038,283
Workman Creek project	1,433,976	1,458,376
Church Rock project	769,286	-
Dewey-Burdock project	77,528	-
Lance project	77,442	-
Roca Honda project	162,477	-
Total	15,983,794	13,038,270

The Company’s royalties and royalty options are detailed below:

Diabase Project

On January 31, 2018, the Company entered into an agreement (the “Diabase Agreement”) with Uranium Energy Corp. (“UEC”), Nuinsco Resources Limited (“Nuinsco”) and Mrs. Isabelle Clark (“Mrs. Clark”), of which UEC acquired 100% of the Diabase property located in Saskatchewan, Canada from Nuinsco. UEC is a shareholder of the Company and has the ability to exercise significant influence on the Company.

Pursuant to the Diabase Agreement, the Company was granted an exclusive right to acquire 100% of the royalty held by Mrs. Clark in respect of the Diabase property (the “Diabase Option”). The Diabase Option may be exercised by the Company in its sole and absolute discretion by paying to Mrs. Clark:

(i)	$125,000 at closing of the transaction (paid on February 7, 2018); and
(ii)	$1,750,000 on or before the date that is four years after the closing of the transaction.

8

Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

5. Royalties and Royalty Options (continued)

Anderson, Slick Rock and Workman Creek Projects

On August 20, 2018, the Company entered into a royalty purchase agreement with UEC in connection with the purchase of a one percent (1%) net smelter return royalty for uranium on UEC’s Anderson project, Slick Rock project, and Workman Creek project. Pursuant to the royalty purchase agreement, the wholly owned subsidiary of the Company purchased the royalties by issuing 12,000,000 common shares of the Company (the “Consideration Shares”) to UEC. The aggregate purchase price and transaction cost for the purchase of the royalties were fair valued at $12,038,754, of which $7,584,415, $3,009,689, and $1,444,650 was allocated to the Anderson project, Slick Rock project, and Workman Creek project, respectively, on initial recognition. The transaction was closed on December 4, 2018.

The Consideration Shares are subject to escrow provisions pursuant to the escrow agreements (Note 14.2) and contractual hold periods as set out in the royalty purchase agreement. The contractual hold periods will expire as follows:

a)	one-third (1/3) 6 months after the Company’s common shares are listed on the TSX-V or other stock exchange in Canada (the “Listing Date”),
b)	one-third (1/3) 12 months after the Listing Date, and
c)	one third (1/3) 18 months after the Listing Date.

Langer Heinrich Project

On November 23, 2018, the Company entered into an agreement (the “Langer Heinrich Agreement”) with Mega Uranium Ltd., a shareholder of the Company, and Mega Royalty Holdings Pty Ltd Acn 166 287 261 (collectively referred to as “Mega”), of which Mega granted an option (the “Langer Heinrich Option”) to the Company to purchase a production royalty of Australian $0.12 per kilogram of yellow cake produced from the Langer Heinrich uranium project in Namibia. The Company issued 750,000 common shares (the “Option Shares”) to Mega in payment of the Langer Heinrich Option. The aggregate purchase price and transaction cost for the Langer Heinrich Option was fair valued at $760,138. The Langer Heinrich Option is exercisable for a period of three years at the Company’s sole discretion. Upon exercising of the Langer Heinrich Option, the Company would be required to make a final payment to Mega of $1,625,000, which will be satisfied by cash or a combination of cash and common shares of the Company at the Company’s election, provided that the Company’s common shares are listed and trading on a Canadian stock exchange at the time of exercise.

The Option Shares are subject to escrow provisions pursuant to the escrow agreements (Note 14.2) and contractual hold periods as set out in the Langer Heinrich Agreement. The contractual hold periods will expire as follows:

a)	one-third (1/3) 6 months after the Listing Date,
b)	one-third (1/3) 12 months after the Listing Date, and
c)	one-third (1/3) 18 months after the Listing Date.

On June 26, 2019, the Company entered into an amendment to the Langer Heinrich Agreement with Mega whereby the parties agreed to permit the Company to issue special warrants (the “Option SW”) if the Company’s common shares are not listed and trading on a Canadian stock exchange at the time of exercise of the Langer Heinrich Option. Each Option SW was priced at $1.20 and entitles the holder to acquire, for no additional consideration, one common share of the Company and will be deemed to have been exercised on the date that is the earlier of (i) the first business day following the day on which a receipt is issued (or deemed to be issued) by the applicable securities regulators for a final long form prospectus qualifying the distribution of the underlying common shares in Ontario or the Company becomes a reporting issuer pursuant to a going public transaction; and (ii) four months and a day after the date of issuance of the Option SW. The Option SW issuable and any common shares issuable on the deemed exercise of the Option SW will be subject to a hold period of four months from the date of issuance of the Option SW unless such securities become freely-trading prior to the end of the hold period as a result of a final long form prospectus filed by the Company in Ontario.

The Company exercised the Langer Heinrich Option and issued 1,354,167 Option SW to Mega, which was fair valued at $2,031,251, on June 26, 2019 (Note 8.2).

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Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

5. Royalties and Royalty Options (continued)

Church Rock, Dewey-Burdock, Lance and Roca Honda Projects

On March 5, 2019, the Company entered into an asset purchase agreement with Westwater. Pursuant to the terms of the agreement, the Company has agreed to acquire 4% net smelter return royalty on the Church Rock property, 30% net proceeds royalty on a portion of the Dewey-Burdock property, 4% gross revenues royalty on a portion of the Lance property, 4% gross revenues royalty on a portion of the Roca Honda property and the Laramide Promissory Note (Note 4).

The total consideration payable by the Company under the agreement for such assets was $3.7 million (US$2.75 million), of which $0.7 million (US$0.5 million) was paid by the Company to Westwater upon entering into the agreement as a deposit for the conditional purchase of the royalties. The agreement may be terminated by Westwater in the event that the conditions for the benefit of the Company were satisfied or reasonably capable of being satisfied and the transaction was not completed prior to June 30, 2019. The agreement may also be terminated by either party if the transaction was not completed by July 31, 2019.

On June 28, 2019, the Company entered into an amendment agreement with Westwater whereby the parties agreed to paying an additional deposit of US$1 million and extending the closing date of the agreement to August 30, 2019. The Company paid the additional deposit of $1.3 million (US$1 million) on June 28, 2019.

On August 30, 2019, the Company satisfied the terms of the asset purchase agreement with Westwater by making a final payment of $1.6 million (US$1.25 million). The aggregate purchase price and transaction cost for the purchase of the royalties and the Laramide Promissory Note was fair valued at $3,761,068, of which $1,098,868 (US$0.8 million) and $2,662,200 (US$2 million) represented the allocated fair value of the royalties and the Laramide Promissory Note, respectively. On initial recognition, $777,876, $78,394, $78,307 and $164,291 was allocated to the Church Rock project, Dewey-Burdock project, Lance project and Roca Honda project, respectively.

Reno Creek Project

On April 24, 2019, the Company entered into a royalty purchase agreement with Pacific Road Resources Reno Creek Cayco 1 Ltd., Pacific Road Resources Reno Creek Cayco 2 Ltd, Pacific Road Resources Reno Creek Cayco 3 Ltd, Pacific Road Resources Reno Creek Cayco 4 Ltd and Reno Creek Unit Trust (collectively referred to as “Pacific Road”). Pursuant to the terms of the agreement, the Company has agreed to acquire a 0.5% net profit interest royalty on a portion of the Reno Creek property for a total consideration of $0.3 million (US$0.2 million), payable in cash on closing of the acquisition. The Reno Creek property is wholly owned by UEC.

On September 10, 2019, the Company entered into an amendment agreement with Pacific Road whereby the parties agreed to extending the termination date of the transaction to December 31, 2019.

On December 10, 2019, the Company satisfied the terms of the royalty purchase agreement with Pacific Road by making a payment of $0.3 million (US$0.2 million).

Roughrider Project

On April 26, 2019, as amended and restated on October 4, 2019, the Company entered into royalty purchase agreement with the holders of the royalty on the Roughrider property (the “Vendors”). Pursuant to the terms of the agreement, the Company has agreed to acquire up to 1.97% net smelter return royalty for a total consideration of up to $5,910,300, of which 50% is payable in cash and 50% is payable by the issuance of units of the Company (the “Units”), with each unit comprised of one common share and one common share purchase warrant of the Company, at a price per Unit equal to the price (the “IPO Price”) offered in the IPO. The agreement may be terminated by the Company if the IPO is not completed by December 31, 2019, or by the representative of the Vendors if the transaction is not completed on or before December 31, 2019.

10

Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

5. Royalties and Royalty Options (continued)

On December 10, 2019, the Company satisfied the terms of the royalty purchase agreement with the Vendors by making a payment of $2,955,150 and by issuing 1,969,964 Units of the Company. The Units issued to the Vendors are subject to contractual hold periods and will be released as to 25% on each of the dates that are 6 months, 12 months, 18 months, and 24 months following the Listing Date.

Michelin Project

On September 30, 2019, the Company entered into a royalty purchase agreement with Altius Minerals Corporation and Altius Royalty Corp. (collectively referred to as “Altius”). Pursuant to the terms of the agreement, the Company has agreed to acquire a 2% gross revenues royalty on the Michelin property for a total consideration of $4,250,000, which is payable by the issuance of Units of the Company at a price per Unit equal to the IPO Price. The agreement may be terminated by the parties thereto if the transaction is not completed on or before December 31, 2019.

On December 10, 2019, the Company satisfied the terms of the royalty purchase agreement by issuing 2,833,332 Units of the Company. The Units issued to Altius are subject to contractual hold periods and will be released as to 25% on each of the dates that are 6 months, 12 months, 18 months, and 24 months following the Listing Date.

6. Other Payable

On July 3, 2018, the Company entered into a credit agreement (the “Credit Agreement”) with a group of lenders (the “Lenders”). The Lenders agreed to make a non-revolving secured credit facility in a total amount of $23.1 million (US$17.5 million) (the “Credit Facility”) to the Company. The Credit Facility bears interest at a rate equal to 10% plus the greater of 3-month USD LIBOR and 1.5% per annum. The Company was required to prepay interest of 3% of the loan principal (“Additional Pre-Paid Interest”). Such Additional Pre-Paid Interest was in addition to and not credited against any other interest payable under the Credit Facility. Further, the Company will make an incentive payment of US$500,000 (the “Incentive Payment”) within one business day following the date the IPO is completed. The Incentive Payment will be satisfied by the issuance of one common share and one common share purchase warrant (the “Incentive Units”), with each warrant entitling the holder to acquire one common share of the Company at an exercise price of 115% of the IPO Price. The number of Incentive Units issuable to Lenders shall be calculated based upon (i) value per common share equal to the IPO Price less a discount of 10% (the “Discount”) and (ii) value per warrant determined using the Black-Scholes Model with a volatility of 30%, the 5-year U.S. Treasury risk-free interest rate, a duration of 1,825 days, and shall be rounded up or down to the nearest 100,000 Incentive Units. The Credit Facility was secured by a security interest over all of the Company’s property including the pledge of Yellow Cake’s ordinary shares.

In the event the Company issues any equity instruments or convertible instruments for cash, the Company shall prepay in an amount equal to 75% of cash proceeds from the issuance of such instruments, plus all accrued and unpaid interest that the Company would have been required to pay on the principal from the date of prepayment to the maturity date on December 31, 2018. In addition, the Company may voluntarily prepay the outstanding balance of the Credit Facility, including the principal plus all accrued and unpaid interest, fees and other costs owed under the Credit Facility, in whole or in part. The Company shall also make a payment equal to the amount of interest that the Company would have been required to pay on the principal being prepaid during the period commencing on the date of such prepayment to the maturity date on December 31, 2018 had such prepayment not been made.

On December 31, 2018, the Company repaid the Credit Facility in full, except that the Company has continuing obligations to make the Incentive Payment. The Incentive Payment will be subject to the same terms and conditions in the Credit Agreement, except for the amendment of the Discount to 15% and the extension of the date of the IPO to April 30, 2019. All security interests held by the Lenders were released and discharged on December 31, 2018.

11

Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

6. Other Payable (continued)

On April 30, 2019, the Company entered into an amendment agreement with the Lenders, of which IPO is defined as an initial public offering of the Company’s common shares with a concurrent listing on the TSX-V or other Canadian stock exchange (collectively referred to as the “Exchange”), or a transaction which provides holders of common shares of the Company with liquidity comparable to that of an initial public offering of common shares with a concurrent listing on the Exchange, including a reverse take-over, merger, arrangement, take-over bid, insider bid, reorganization, joint venture, sale of all or substantially all assets, exchange of assets or similar transaction or other combination with a public corporation. Further, the date of the IPO is extended to August 30, 2019.

On August 30, 2019, the Company entered into an amendment agreement with the Lenders, of which the date of the IPO was extended to December 31, 2019.

As at October 31, 2019, Incentive Payment of $658,200 (April 30, 2019: $669,400) is recorded as other payable on the consolidated statements of financial position.

On December 6, 2019, the Company fully paid off the Incentive Payment by issuing 500,000 common shares and 500,000 common share purchase warrants of the Company. Each warrant will entitle the holder to purchase one common share of the Company at an exercise price of $1.40 per share for a period of 5 years.

The following outlines the movement of the Credit Facility during the three and six months ended October 31, 2019 and the year ended April 30, 2019:

	US$	$

Balance, as at April 30, 2018	-	-
Initial draw-down	17,525,773	23,125,257
Less: transaction costs and up-front fees	(668,441)	(881,737)
Interest expense	1,527,504	2,006,629
Interest paid	(890,281)	(1,170,633)
Principal paid	(7,677,687)	(10,121,815)
Unrealized foreign exchange gain	-	(56,372)
Balance, as at October 31, 2018	9,816,868	12,901,329
Interest expense	742,657	999,290
Interest paid	(211,439)	(284,575)
Principal repaid	(9,848,086)	(13,012,666)
Unrealized foreign exchange loss	-	66,022
Balance, as at April 30, 2019	500,000	669,400
Unrealized foreign exchange gain	-	(11,200)
Balance, as at October 31, 2019	500,000	658,200

12

Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

7. Loan Payable

On December 31, 2018, as amended on January 10, 2019, the Company entered into a Margin Loan Agreement (the “Loan Agreement”) with a bank for a margin loan of $15 million (US$11,002,000) (the “Margin Loan”). The proceeds of the Margin Loan were used by the Company to repay the Credit Facility and the excess amount of the Margin Loan, after costs and expenses, had been remitted to the Company for general corporate purposes. The maturity date under the Loan Agreement is the earlier of: (i) April 30, 2019; (ii) the date on which the Company’s common shares are first listed for trading on the Exchange; or (iii) the early payment date on which the outstanding loan amount is fully and finally paid. The Margin Loan bears an interest at a rate of 3-month USD LIBOR plus 5% per annum. The Margin Loan is subject to customary margin requirements, with margin calls being triggered in the event that the loan-to-value ratio is at or above 57.5%. The Company granted to the bank a first priority security interest in the Yellow Cake ordinary shares, which had been deposited in a collateral account with a custodian, and on any cash or Government Debt credited to the collateral account. The Company agreed to pay a one-time facility fee equal to 1.5% of the Margin Loan. The Company may voluntarily pre-pay the outstanding amount under the Margin Loan, subject to the payment of a fee equal to the aggregate of interest breakage costs and funding breakage costs as defined in the Loan Agreement.

On April 25, 2019, the Company entered into a Second Amendment to the Margin Loan Agreement, of which the maturity date of the Margin Loan is amended to the earlier of: (i) June 28, 2019; (ii) the date on which the Company’s common shares are first listed for trading on the Exchange; or (iii) the early payment date on which the outstanding loan amount is fully and finally paid. On April 25, 2019, the Company made a partial repayment of the Margin Loan in the amount of $0.9 million (US$0.7 million) and paid an amendment fee in the amount of $0.1 million (US$0.1 million) to the bank.

On June 28, 2019, the Company entered into a Third Amendment to the Margin Loan Agreement, of which the maturity date of the Margin Loan is amended to the earlier of: (i) December 30, 2019; (ii) the date on which the Company’s common shares are first listed for trading on the Exchange; or (iii) the early payment date on which the outstanding loan amount is fully and finally paid. On June 28, 2019, the Company made a partial repayment of the Margin Loan in the amount of $0.8 million (US$0.6 million) and paid an amendment fee in the amount of $0.2 million (US$0.1 million) to the bank.

On October 9, 2019, the Company made a partial repayment of the Margin Loan in the amount of $0.3 million (US$0.2 million).

During the three and six months ended October 31, 2019, as a result of executing the Third Amendment to the Margin Loan Agreement, the Company recorded a gain on modification of loan payable in the amount of $Nil and $346,676 (2019: $Nil and $Nil).

13

Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

7. Loan Payable (continued)

The following outlines the movement of the Margin Loan during the three and six months ended October 31, 2019 and the year ended April 30, 2019:

	US$	$

Balance, as at April 30, 2018 and October 31, 2018	-	-
Initial draw-down	11,002,000	14,981,423
Less: transaction costs and fees	(324,070)	(438,928)
Interest expense	505,692	673,345
Interest paid	(219,055)	(292,433)
Principal repaid	(699,820)	(936,919)
Unrealized foreign exchange gain	-	(244,045)
Balance, as at April 30, 2019	10,264,747	13,742,443
Less: transaction costs and fees	(148,825)	(194,887)
Interest expense	756,014	1,002,218
Interest paid	(400,516)	(528,178)
Principal repaid	(557,881)	(734,767)
Gain on modification of loan payable	(264,739)	(346,676)
Unrealized foreign exchange gain	-	(238,472)
Balance, as at October 31, 2019	9,648,800	12,701,681

On November 5, 2019 and November 15, 2019, the Company made partial repayments of the Margin Loan in an aggregate amount of $0.3 million (US$0.2 million).

On December 6, 2019, the Company repaid the Margin Loan in full by making a final payment of $12.8 million (US$9.7 million).

8. Issued Capital

8.1 Common Shares

The authorized share capital of the Company is comprised of an unlimited number of common shares and unlimited number of preferred shares issuable in series without par value. The following outlines the movements of the Company’s issued capital:

	Issued Capital
	Number of Common Shares	Amount
		($)
Balance, as at April 30, 2018	13,820,001	2,400,088
Common shares issued at $1.00 per share	15,024,938	15,024,938
Share issuance costs	-	(122,542)
Cancellation of common shares issued upon incorporation	(1)	-
Balance, as at October 31, 2018	28,844,938	17,302,484
Common shares issued to acquire royalties and royalty options	12,750,000	12,750,000
Balance, as at April 30, 2019	41,594,938	30,052,484
Common shares issued upon exercise of special warrants (Note 8.2)	3,203,670	4,805,506
Balance, as at October 31, 2019	44,798,608	34,857,990

14

Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

8. Issued Capital (continued)

8.1 Common Shares (continued)

The Company issued one common share at $0.10 per share upon incorporation on April 21, 2017. Such common share was cancelled on October 2, 2018.

Common shares subject to contractual hold periods are set out as follows:

Number of Common Shares
Common shares issued at $0.10 per share	9,000,000
Common shares issued at $0.25 per share	3,500,000
Common shares issued at $0.50 per share	1,320,000
Common shares issued at $1.00 per share	15,024,938
Common shares issued to acquire royalties and royalty options	12,750,000

The common shares issued pursuant to the subscription agreements at $0.10 per share are subject to contractual hold periods, which will expire as follows:

a)	one-third (1/3) 24 months after the Listing Date,
b)	one-third (1/3) 30 months after the Listing Date, and
c)	one-third (1/3) 36 months after the Listing Date.

The common shares issued pursuant to the subscription agreements at $0.25 per share are subject to contractual hold periods, which will expire as follows:

a)	one-third (1/3) 6 months after the Listing Date,
b)	one-third (1/3) 12 months after the Listing Date, and
c)	one-third (1/3) 18 months after the Listing Date.

The common shares issued pursuant to the subscription agreements at $0.50 per share and at $1.00 per share are subject to contractual hold periods, which will expire in 6 months after the Listing Date.

Common shares subject to escrow provisions (Note 14.2) are set out as follows:

Number of Common Shares
Common shares issued in private placements	3,610,000
Common shares issued to UEC to acquire royalties	12,000,000
Common shares issued to Mega to acquire royalty option and upon exercise of Option SW	2,104,167

8.2 Warrant Reserves

On March 18, 2019, the Company completed a private placement of 1,349,503 special warrants of the Company for gross proceeds of $2,024,255, at a price of $1.50 per special warrant. Each special warrant entitles the holder to acquire, for no additional consideration, one common share of the Company and will be deemed to have been exercised on the date that is the earlier of (i) the first business day following the day on which a receipt is issued (or deemed to be issued) by the applicable securities regulators for a final long form prospectus qualifying the distribution of the underlying common shares in each of the provinces and territories of Canada in which the holders of special warrants reside or the Company becomes a reporting issuer pursuant to a going public transaction (as defined in the subscription agreement); and (ii) four months and a day after the closing of the private placement.

15

Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

8. Issued Capital (continued)

8.2 Warrant Reserves (continued)

On June 26, 2019, the Company issued 500,000 special warrants of the Company to Mega for gross proceeds of $750,000, at a price of $1.50 per special warrant. Each special warrant entitles the holder to acquire, for no additional consideration, one common share of the Company and will be deemed to have been exercised on the date that is the earlier of (i) the first business day following the day on which a receipt is issued (or deemed to be issued) by the applicable securities regulators for a final long form prospectus qualifying the distribution of the underlying common shares in each of the provinces and territories of Canada in which the holders of special warrants reside or the Company becomes a reporting issuer pursuant to a going public transaction (as defined in the subscription agreement); and (ii) four months and a day after June 26, 2019.

On June 26, 2019, the Company issued 1,354,167 Option SW to Mega upon exercising the Langer Heinrich Option (Note 5).

On July 19, 2019, the Company issued 1,349,503 common shares as a result of the exercise of the special warrants issued on March 18, 2019.

On August 26, 2019 and October 10, 2019, the Company issued 1,333,334 and 400,000 special warrants of the Company to a fund affiliated to a former director of the Company for gross proceeds of $2,000,001 and $600,000, respectively, at a price of $1.50 per special warrant. Each special warrant entitles the holder to acquire, on deemed exercise or exercise, units of the Company pursuant to the mechanism as detailed in (a) or (b) below, without payment of any additional consideration. Each unit is comprised of one common share of the Company and one common share purchase warrant entitling the holder to acquire an additional common share of the Company for a period of five years after the date of issuance thereof as follows:

(a)	upon completion of an IPO of the Company’s securities in Canada, each special warrant will be deemed exercised into units offered under such IPO, consisting of one common share of the Company and one common share purchase warrant of the Company, with each such warrant on the same terms as the warrants qualified for distribution under the prospectus related to such IPO. The number of units will be determined by dividing the subscription price for the special warrants by the offering price per unit under the IPO; or

(b)	at any time prior to a deemed exercise above for a period of six months following the date of issuance, the holder may exercise each special warrant, for no additional consideration, into one common share of the Company and one common share purchase warrant with an exercise price of $2.00 per share.

The Company has granted to each purchaser of a special warrant a contractual right of rescission of the prospectus-exempt transaction under which the special warrant was initially acquired. The contractual right of rescission provides that, if such holder who acquires a special warrant unit on exercise of the special warrant as provided for in the prospectus is, or becomes, entitled under the securities legislation of a jurisdiction to the remedy of rescission because the prospectus or an amendment to the prospectus containing a misrepresentation, then: (a) the holder is entitled to rescission of both the holder’s exercise of its special warrant and its purchase of special warrants; (b) the holder is entitled in connection with the rescission to a full refund of all consideration paid to the Company for the acquisition of the special warrant; and (c) if the holder is a permitted assignee of the interest of the original special warrant subscriber, the holder is entitled to exercise the rights of rescission and refund as if the holder was the original subscriber.

On October 28, 2019, the Company issued 1,854,167 common shares as a result of the exercise of the special warrants issued on June 26, 2019 and the Option SW.

16

Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

8. Issued Capital (continued)

8.2 Warrant Reserves (continued)

The following outlines the movements of the Company’s special warrants:

	Reserves
	Number of Special Warrants	Amount
		($)
Balance, as at April 30, 2018 and October 31, 2018	-	-
Special warrants issued at fair value of $1.50 per warrant	1,349,503	2,024,255
Balance, as at April 30, 2019	1,349,503	2,024,255
Special warrants issued at fair value of $1.50 per warrant	2,233,334	3,350,001
Special warrants issued to acquire royalties	1,354,167	2,031,251
Common shares issued upon exercise of special warrants	(3,203,670)	(4,805,506)
Balance, as at October 31, 2019	1,733,334	2,600,001

On December 6, 2019, the Company issued 1,733,334 Units of the Company, as a result of the exercise of the special warrants upon completion of the Company’s IPO.

8.3 Long Term Incentive Plan

The Company has adopted the long term incentive plan (the “LTIP”) which provides that the Board of Directors may, from time to time, in its discretion, grant awards of restricted share units, performance share units, deferred share units, options and stock appreciation rights to directors, key employees and consultants. The LTIP is available to directors, key employees and consultants of the Company, as determined by the Board of Directors. The aggregate number of common shares issuable under the LTIP in respect of awards is equal to 15% of the common shares issued and outstanding upon completion of the IPO and the closing of the acquisition of the Roughrider and Michelin royalties.

So long as it may be required by the rules and policies of the TSX-V: (a) the total number of common shares issuable to any participant under the LTIP, at any time, together with common shares reserved for issuance to such participant under any other security-based compensation arrangements of the Company, shall not exceed 5% of the issued and outstanding common shares; (b) the total number of common shares issuable to insiders within any one-year period and at any given time under the LTIP, together with any other security-based compensation arrangement of the Company, shall not exceed 10% of the issued and outstanding common shares; and (c) the total number of common shares issuable to non-executive directors (excluding the Chair of the Board, if any) under the LTIP shall not exceed 3% of the issued and outstanding common shares.

The number of options to be granted, the exercise price(s) and the time(s) at which an option may be exercised shall be determined by the Board, in its sole discretion, provided that the exercise price of options shall not be lower than the exercise price permitted by the TSX-V, and further provided that the term of any option shall not exceed ten years. So long as it may be required by the rules and policies of the TSX-V: (a) options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued common shares in any twelve-month period to any one consultant or to persons conducting investor relations activities; and (b) the grant value of common shares issued or reserved for issuance pursuant to options granted under the LTIP to any one-non executive director (excluding the Chair of the Board, if any) plus the number of common shares that are reserved at that time for issue or are issuable to such non-executive director pursuant to any other security-based compensation agreement shall not exceed $100,000 in any fiscal year, calculated by the Company as of the grant date. All options granted under the LTIP to persons providing investor relations activities will vest and become exercisable over a period of not less than twelve months, with no more than one quarter of such options vesting and becoming exercisable in any three month period.

17

Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

9. Capital Risk Management

The Company’s objectives are to safeguard the Company’s ability to continue as a going concern in order to support the Company’s normal operating requirements and future acquisitions of royalties and royalty options, and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, debt, acquire or dispose of assets or adjust the amount of cash.

At October 31, 2019, the Company’s capital structure consists of the equity of the Company (Note 8). The Company is not subject to any externally imposed capital requirements. In order to maximize ongoing development efforts, the Company does not pay dividends.

10. Financial Instruments

The Company’s financial assets include cash, short-term investments and promissory note. The Company’s financial liabilities include accounts payable and accrued liabilities, other payable and loan payable. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The following table sets forth the fair value measurement hierarchy of the Company’s financial assets and liabilities. Those financial assets and liabilities are classified in their entirety based on the level of input that is significant to the fair value measurement. The carrying amounts of the Company’s financial assets and liabilities equal to their fair values at the end of the reporting period.

October 31, 2019	Level 1 ($)	Level 2 ($)	Level 3 ($)	Total ($)
Financial Assets
Cash	460,687	-	-	460,687
Short-term investments	24,109,185	-	-	24,109,185
Promissory note	-	2,632,546	-	2,632,546
Financial Liabilities
Other payable	-	658,200	-	658,200
Loan payable	-	12,701,681	-	12,701,681

April 30, 2019	Level 1 ($)	Level 2 ($)	Level 3 ($)	Total ($)
Financial Assets
Cash	2,230,690	-	-	2,230,690
Short-term investments	28,508,793	-	-	28,508,793
Financial Liabilities
Other payable	-	669,400	-	669,400
Loan payable	-	13,742,443	-	13,742,443

18

Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

10. Financial Instruments (continued)

10.1 Financial risk management objectives and polices

The financial risk arising from the Company’s operations are credit risk, liquidity risk, commodity price risk, interest rate risk, currency risk and other price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

10.2 Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company’s bank balances. The Company mitigates credit risk associated with its bank balance by holding cash with large, reputable financial institutions.

10.3 Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The directors of the Company are of the opinion that, taking into account the Company’s current cash reserves, its network of sophisticated and accredited investors from which to raise capital and the Company’s ability to respond appropriately to negative market conditions, it has sufficient working capital for its present obligations for at least the next twelve months commencing from October 31, 2019. However, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of the financing will be favourable. The Company’s working capital as at October 31, 2019 was $12,961,792. The Company’s accounts payable and accrued liabilities, other payable, and loan payable are expected to be realized or settled, respectively, within a one-year period.

10.4 Commodity price risk

The Company’s profitability is dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

10.5 Interest rate risk

The Company’s exposure to interest rate risk arises from the impact of interest rates on its cash as well as on its loan payable. The interest rate risk on the Company’s cash balances is minimal. The Company’s Margin Loan bears a floating interest rate and an increase (decrease) of 10 basis point in 3-month USD LIBOR would not have a significant impact to the net loss for the three and six months ended October 31, 2019.

10.6 Currency risk

Financial instruments that impact the Company’s net loss or other comprehensive income due to currency fluctuations include short-term investments denominated in British Pounds, and cash, other payable and loan payable denominated in U.S. dollars. The impact of a Canadian dollar change against British Pound on the short-term investments by 10% at October 31, 2019 would have an impact, net of tax, of approximately $2,085,000 on other comprehensive income. The impact of a Canadian dollar change against U.S. dollar on the other payable by 10% would have an impact of approximately $66,000 on net loss for the six months ended October 31, 2019. The impact of a Canadian dollar change against the U.S. dollar on the Margin Loan by 10% would have an impact of approximately $1,270,000 on net loss for the six months ended October 31, 2019.

19

Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

10. Financial Instruments (continued)

10.7 Other price risk

The Company is exposed to equity price risk as a result of holding investments in other mining companies. The Company does not actively trade these investments. The equity prices of these investments are impacted by various underlying factors including commodity prices. Based on the Company’s short-term investments held as at October 31, 2019, a 10% change in the equity prices of these investments would have an impact, net of tax, of approximately $2,085,000 on other comprehensive income.

11. Related Party Transactions

11.1 Related Party Transactions

During the three and six months ended October 31, 2019 and 2018, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties.

11.2 Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. The remuneration of directors and key management, for the three and six months ended October 31, 2019 and 2018, comprised of:

	For the three months ended		For the six months ended
	October 31, 2019	October 31, 2018	October 31, 2019	October 31, 2018
	($)	($)	($)	($)
Chief Executive Officer (1)(2)	59,708	37,500	177,240	76,875
Chief Financial Officer (3)	31,767	15,000	84,458	15,000
Chairman (4)	19,956	-	59,904	-
Total	111,431	52,500	321,602	91,875

(1)	Management fee of $39,962 and $157,494 (2019: $37,500 and $76,875) for the three and six months ended October 31, 2019 represented salaries and other expenses incurred for services provided by a company controlled by Philip Williams, who was the President, Chief Executive Officer and a director of the Company until October 2019. The amount payable to a company controlled by Philip Williams of $94,625 (April 30, 2019: $65,375) is included in the accounts payable and accrued liabilities as at October 31, 2019.

(2)	Management fee of $19,746 and $19,746 (2019: $Nil and $Nil) for the three and six months ended October 31, 2019 represented salaries and other expenses incurred for services provided by a company controlled by Scott Melbye, who is the President, Chief Executive Officer and a director of the Company. The amount payable to a company controlled by Scott Melbye of $25,583 (April 30, 2019: $Nil) is included in the accounts payable and accrued liabilities as at October 31, 2019.

(3)	Management fee of $31,767 and $84,458 (2019: $15,000 and $15,000) for the three and six months ended October 31, 2019 represented salaries and other expenses for services provided by a company controlled by Josephine Man, the Company’s Chief Financial Officer. The amount payable to a company controlled by Josephine Man of $32,763 (April 30, 2019: $Nil) is included in the accounts payable and accrued liabilities as at October 31, 2019.

(4)	Chair fee of $19,956 and $59,904 (2019: $Nil and $Nil) for the three and six months ended October 31, 2019 was charged by a company controlled by Scott Melbye, in his capacity at such time as the Chairman and as a member of the Company’s Advisory Committee.

20

Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

11. Related Party Transactions (continued)

11.2 Transactions with Key Management Personnel (continued)

On October 8, 2019, the Company entered into a consulting agreement with a company controlled by Philip Williams, of which the Company agrees to pay a monthly consulting fee of $25,000 and grant stock options to purchase 50,000 common shares after the Company’s common shares are listed and trading on a Canadian stock exchange. The agreement will be automatically terminated on April 9, 2020. Consulting fees of $25,000 and $25,000 (2019: $Nil and $Nil) for the three and six months ended October 31, 2019 were incurred for services provided by the company controlled by Philip Williams.

During the three and six months ended October 31, 2019, the Company issued 1,733,334 special warrants for gross proceeds of $2,600,001, to a fund affiliated to a person who was a former director of the Company. Such former director had resigned from the board of directors of the Company prior to such issuances (Note 8.2).

12. Operating Segments

The Company conducts its business as a single operating segment, being the acquiring and assembling a portfolio of royalties and investing in companies with direct exposure to uranium. Except for the short-term investments in Yellow Cake which is located in the United Kingdom, the royalties on uranium projects located in the United States and Namibia, and the promissory note held in the United States, substantially all of the Company’s assets and liabilities are held within Canada.

13. Commitments

The Company has no material commitments other than those disclosed in Note 5 and Note 6.

14. Subsequent Events

In addition to Note 4, Note 5, Note 6, Note 7 and Note 8, the Company entered into the following transactions subsequent to October 31, 2019.

14.1 Agency Agreement

On November 22, 2019, the Company entered into an agency agreement with a group of agents (collectively the “Agents”) in respect of a proposed IPO of a minimum of 13,340,000 and a maximum of 20,000,000 Units of the Company at a price of $1.50 per Unit for gross proceeds of up to $30,000,000. The Company has agreed to pay the Agents a cash agent fee equal to 6% of the gross proceeds received by the Company under the IPO, excluding proceeds from the purchasers designated by the Company, for which the Company has agreed to pay a cash fee equal to 2% of such proceeds. The Company has granted the Agents the over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part any time until 30 days following the closing date of the IPO to, purchase up to an additional 5% of the common shares and/or up to 5% of the common share purchase warrants issued pursuant to the IPO to cover over-allotments, if any. The Company has also agreed to reimburse the Agents for certain fees and disbursements.

14.2 Escrow Agreements

In connection with the completion of the IPO, the Company entered into escrow agreements (the “Escrow Agreements”) with several directors and senior officers of the Company, Mega and UEC pursuant to the National Policy and the TSX-V Policy. The total number of common shares which are subject to escrow provisions as set out in the Escrow Agreements is 17,714,167 common shares. Such common shares will be released from escrow as follows:

a)	25% on the Listing Date
b)	25% 6 months after the Listing Date
c)	25% 12 months after the Listing Date
d)	25% 18 months following the Listing Date

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Uranium Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in Canadian dollars unless otherwise stated)

14. Subsequent Events (continued)

14.3 Lock-Up Agreement

In connection with the completion of the IPO, each of the Company’s directors and executive officers have entered into lock-up agreements (the “Lock-Up Agreements”) with the Company, of which the directors and executive officers have agreed not to sell or agree to sell or announce any intention to sell any common shares or securities exchangeable or convertible into common shares, other than common shares and common share purchase warrants purchased pursuant to the IPO, for a period of 180 days after December 6, 2019, subject to certain limited exceptions, without the prior written consent of Haywood Securities Inc., BMO Nesbitt Burns Inc. and TD Securities Inc., acting as the Co-Lead Agents. As of December 6, 2019, there are 1,470,000 common shares which are subject to transfer restrictions pursuant to the Lock-Up Agreements.

14.4 Initial Public Offering

On December 6, 2019, the Company completed its IPO, consisting of the issuance of 20,000,000 Units of the Company at a price of $1.50 per Unit for gross proceeds of $30,000,000. Each warrant will entitle the holder thereof to purchase one common share of the Company at an exercise price of $2.00 per share until December 6, 2024. On December 17, 2019 and December 23, 2019, the Agents exercised the Over-Allotment Option to purchase an aggregate of 861,000 common share purchase warrants at a price of $0.25 per warrant for gross proceeds of $215,250.

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